

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Deutsche Bank Securities Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. and subsidiaries (the Company), an indirect wholly-owned subsidiary of Deutsche Bank AG, as of December 31, 2019, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1993.

March 2, 2020

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2019

(In millions, except share data)

Assets

Cash and cash equivalents (includes cash equivalents at fair value of $7)	$	1,552
Cash segregated under federal and other regulations		499
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes fair value of $7,137)		32,945
Securities borrowed (includes fair value of $15,602)		21,396
		54,341
Financial instruments owned, at fair value (includes $16,019 of securities pledged as collateral)		20,058
Receivables:		
Brokers, dealers, and clearing organizations		1,519
Customers		255
Noncustomers		9
		1,783
Other assets		1,838
Total assets	$	80,071

Liabilities and Stockholder's Equity

Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes fair value of $23,127)	$	37,292
Securities loaned (includes fair value of $2,417)		6,262
		43,554
Payables:		
Loans		4,826
Noncustomers		3,542
Customers		1,635
Brokers, dealers, and clearing organizations		580
		10,583
Financial instruments sold, but not yet purchased, at fair value		12,079
Other liabilities		2,589
Total liabilities		68,805
Commitments, contingencies and guarantees (Notes 14 and 15)		
Stockholder's equity:		
Common stock, par value $1.00 per share (2,000 shares authorized, issued, and outstanding)		-
Additional paid-in capital		15,388
Accumulated deficit		(4,122)
Total stockholder's equity		11,266
Total liabilities and stockholder's equity	$	80,071

The accompanying notes are an integral part of these consolidated financial statements.

DEUTSCHE BANK SECURITIES INC.
(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Notes to Consolidated Financial Statements

December 31, 2019

1) **Organization**

Deutsche Bank Securities Inc. (the Corporation) is a wholly-owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), an indirect wholly-owned subsidiary of DB USA Corporation (DBUSA), which is a direct, wholly-owned subsidiary of Deutsche Bank AG (DBAG), a German corporation. DBUSA is designated as the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Corporation is registered as a securities broker dealer and investment advisor with the Securities and Exchange Commission (SEC), and as a futures commission merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DBUSA, the Corporation is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker dealer and FCM, the Corporation clears securities and derivatives products for its customers, affiliates or itself on various exchanges of which the Corporation is a member. The Corporation provides trade execution services for a broad range of domestic and international clients and provides securities brokerage services to institutions. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, emerging markets activities, equity market research and investment banking. The Corporation is also a primary dealer in U.S. government securities.

The Corporation, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which may have an impact on the Corporation's consolidated financial statements and liquidity.

During 2019, the Corporation's Board of Directors approved and returned equity capital of $500 million to the Parent. The payment was made on December 27, 2019.

Impact of DBAG's Transformation

On July 7, 2019 DBAG announced a transformation intended to enable DBAG to become more profitable, improve stockholder returns and drive long-term growth (Restructure). See note 3 for additional information related to the impact of the Restructure on the Corporation.

2) **Significant Accounting Policies**

a) Basis of Presentation

The Corporation's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to fair value measurements, income taxes and the provision for potential losses that may arise from litigation, regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, because of the inherent uncertainties in assumptions utilized by management, actual results could be different from these estimates.

The consolidated financial statements of the Corporation include all entities in which the Corporation has a controlling financial interest. The Corporation consolidates entities in which it has a majority

voting interest when the voting interest entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity.

In the normal course of business, the Corporation enters into various transactions involving variable interest entities (VIEs). The Corporation reviews its involvement with VIEs on a periodic basis and upon occurrence of certain triggering events to determine whether the Corporation is deemed to be the primary beneficiary in accordance with Accounting Standards Codification (ASC) 810, *Consolidation.* As of and for the year ended December 31, 2019, the Corporation was not determined to be the primary beneficiary and, therefore, did not consolidate any VIEs.

The equity method of accounting is applied to investments when the Corporation does not have a controlling financial interest, but has the ability to significantly influence the operating and financial policies of the investee. Generally, this is when the Corporation has an investment greater than 20% but less than 50% in the voting stock or in substance in common stock of a corporation or 3% or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Corporation has significant influence include representation on the entity's board of directors and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

b) *Prior Period Immaterial Correction of Error*

During 2019, the Corporation identified immaterial corrections to its prior periods consolidated financial statements as it relates to deferred tax assets (DTAs) associated with temporary differences which were previously reimbursed by an affiliate of Deutsche Bank AG New York Branch (DBNY), as such DTAs should have remained on the books and records of the member where the DTA originates or reverses.

Accordingly, the Corporation corrected this error by adjusting certain opening balances on the consolidated statement of financial condition as of January 1, 2019 to re-establish DTAs related to temporary differences which it had previously been reimbursed for as follows (in millions):

	As reported	Adjustment	As adjusted
Other assets [1]	$ 1,522	470	1,992
Other liabilities [2]	2,042	52	2,094
Additional paid-in capital	15,288	418	15,706

[1] Adjustment relates to the Corporation's deferred tax assets.
[2] Adjustment relates to the Corporation's current income tax liability.

c) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

d) *Cash and Cash Equivalents*

The Corporation defines cash equivalents as interest earning deposits and highly liquid securities with original maturities of three months or less. Due to the short-term nature of these instruments, the carrying value approximates fair value.

e) Cash Segregated Under Federal and Other Regulations

The Corporation segregates cash to satisfy rules regarding the protection of assets of customers as required by the SEC and the CFTC, the Corporation's primary regulators. See note 18 for further information.

f) Collateralized Agreements and Financings

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally recorded at their contractual amounts. The Corporation's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity date that are also subject to a master netting agreement are presented net on the consolidated statement of financial condition when the requirements of ASC 210-20, *Offsetting*, are met. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements.

Certain reverse repurchase and repurchase agreements are carried on the consolidated statement of financial condition at fair value under the fair value option. Such reverse repurchase and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

Securities Borrowed and Loaned – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Non-cash securities loaned transactions are recorded at the fair value of collateral received within other assets and other liabilities on the consolidated statement of financial condition. Collateral received for non-cash securities borrowed transactions is not recorded on the consolidated statement of financial condition. On a daily basis, the Corporation monitors the market value of securities borrowed or loaned against the collateral value and the Corporation may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Certain securities borrowed and loaned transactions are recorded at fair value under the fair value option. As these arrangements generally can be terminated by either party on demand, they exhibit little, if any, sensitivity to changes in interest rates. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available, a proxy discount rate may be used in the valuation.

g) *Financial Instruments Owned and Financial Instruments Sold, at Fair Value*

Financial instruments owned and financial instruments sold, but not yet purchased, are recognized on a trade date basis and recorded on the consolidated statement of financial condition at fair value in accordance with ASC 820, *Fair Value Measurement*.

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 4 for further information about fair value measurements.

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated statement of financial condition. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. All exchange-traded derivatives are cleared through central counterparties (CCPs), though the Corporation also uses CCP services to clear certain OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

In active markets, fair value of derivatives is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models, which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility, and correlation factors underlying the positions. The valuation process to determine fair value may result in adjustments to the valuation model outputs for factors such as liquidity, and counterparty credit risk.

Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

h) *Receivables and Payables – Customers, Noncustomers, and Brokers, Dealers and Clearing Organizations*

Receivables from and payables to customers and noncustomers include amounts related to cash and margin transactions, with noncustomer transactions primarily related to affiliates trading for their own account through the Corporation. Securities owned by customers and noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. However, the Corporation records corresponding receivables or payables on a settlement-date basis in the event of fails to deliver securities to or receive securities from the aforementioned counterparties.

The Corporation also has receivables and payables for financial instruments sold to and purchased from brokers, dealers and clearing organizations, which include amounts due as a result of unsettled transactions, fails to deliver or receive securities, and deposits to satisfy collateral and margin requirements. See note 8 for additional information.

(Continued)

i) *Premises and Equipment*

Premises and equipment are stated at cost less accumulated depreciation and amortization and reported in other assets on the consolidated statement of financial condition. Depreciation is generally computed using the straight line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises owned, 7 to 10 years for furniture and equipment, and 3 to 10 years for software. Leased premises are depreciated over the shorter of the useful life of the asset and the lease term. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 10 years.

The Corporation leases real estate and equipment for use in its operations under operating leases that do not contain material variable lease payments or residual value guarantees. The Corporation assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Corporation records a right-of-use (ROU) asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use.

ROU assets, which represent the Corporation's right to use the underlying asset for the lease term, and the related lease liabilities, which represent the present value of the Corporation's obligations to make payments arising over the lease term, are reported in premises and equipment and other liabilities, respectively, on the consolidated statement of financial condition.

The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Corporation would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

The Corporation has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs) as a single lease component for its real estate and equipment leases, as permitted by ASC 842, *Leases*.

j) *Exchange Memberships*

The Corporation holds memberships/seats in the Chicago Mercantile Exchange (CME) and Intercontinental Exchange (ICE). As part of the membership/seat arrangement, it also holds shares or other interests (e.g., restricted shares) of these exchanges/clearing organizations. The CME membership interests are accounted for as intangible assets within other assets, initially valued at cost, and subsequently measured in accordance with ASC 350, *Intangibles – Goodwill and Other*. The CME restricted shares are treated as equity investments recorded at fair value and reported within financial instruments owned on the consolidated statement of financial condition. The ICE membership shares are recorded as equity investments held at cost and reported in other assets on the consolidated statement of financial condition.

k) *Payables – Loans*

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. Interest expense is accrued on the unpaid principal balance. Loans payable are comprised of short-term borrowings and long-term debt which are exclusively transacted with affiliates.

l) *Income Taxes*

The results of the Corporation are included on the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of DBNY. In addition, the Corporation files tax returns in certain states on a stand-alone basis.

Deferred tax assets and deferred tax liabilities (DTLs) are recognized for the future tax benefit or expense created by temporary differences between the financial statement and tax reporting basis of assets and liabilities to the extent they are realizable. The Corporation utilizes a modified separate company method for its separate income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. A valuation allowance (VA) is established to reduce DTAs to the amounts management concludes are more likely than not to be realized.

Pursuant to a Tax Sharing Agreement (TSA), the Corporation is reimbursed by an affiliate of DBNY for DTAs associated with tax credits and net operating losses (NOLs) generated from any federal, New York State (NYS), and New York City (NYC) tax losses. Once the Corporation is reimbursed for these tax credits and NOLs, they are no longer recorded in the Corporation's consolidated statement of financial condition. The Corporation will also be reimbursed by the affiliate for any subsequent adjustment which results in an increase of such tax benefit (e.g., by means of an amended return, claim for refund or following the conclusion of an audit by a taxing authority). In the event of any subsequent adjustment which results in a permanent reduction of the tax benefit that was previously reimbursed by the affiliate (e.g., as a result of a disallowance by a tax authority of the tax benefits supporting the DTA, impairment of DTAs, or a reduction in tax rates), the Corporation is not obligated to repay the affiliate. Rather, the reduction in tax benefit is treated as a deemed contribution to capital.

ASC 740, *Income Taxes*, provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of any tax rate changes on DTAs and DTLs are recognized in the period during which such changes are enacted. DTAs and DTLs are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

m) *Variable Interest Entities*

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE. See note 7 for further information.

n) *Share-Based Compensation*

DBAG has a share ownership program granting certain employees of the Corporation stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is initially measured based on the grant-date fair value of the award in accordance with ASC 718, *Compensation – Stock Compensation*.

o) *Recent Accounting Developments*

Fair Value Measurement (ASC 820): Disclosure Framework – Changes to the Disclosure Requirements to Fair Value Measurement. In August 2018, the FASB issued ASU 2018-13 to amend fair value measurement disclosure requirements. This ASU removes the requirement for an entity to

disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the entity's policy for the timing of transfers between levels, or the valuation processes for Level 3 fair value measurements. New disclosure requirements include the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated for recurring and nonrecurring Level 3 fair value measurements. For all entities, amendments are effective for annual reporting periods, and interim periods within annual periods, beginning after December 15, 2019. Early adoption is permitted for removed or modified disclosures, with delayed adoption allowed for additional disclosures required under this guidance. The Corporation elected to early adopt the removed and modified disclosure provisions as of December 31, 2018. Additional disclosures required under this guidance will be effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. This ASU introduces a new credit loss methodology, which replaces the incurred credit loss model with the Current Expected Credit Losses (CECL) model. Under CECL, lifetime expected credit losses are estimated at inception and over the life of financial instruments measured at amortized cost based on relevant factors, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU also modifies the accounting for expected credit losses related to certain purchased financial assets with deterioration in credit quality since origination and available-for-sale debt securities. ASU 2016-13, as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, and ASU 2019-11, is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

The Corporation adopted this ASU as of January 1, 2020 using the modified retrospective approach with no material impact on the consolidated financial statements. For certain financial assets, such as collateralized agreements and financings, the Corporation may require counterparties to deposit collateral with a market value equal to or in excess of the principal amount. As a practical expedient, the Corporation measures expected credit losses on such financial assets at amortized cost based on a comparison of the amortized cost basis and the fair value of the collateral as of the reporting date and determines the expectation of nonpayment to be zero if the amortized cost is fully collateralized.

The following changes in accounting principle occurred during the year ended December 31, 2019 due to the adoption of recently issued accounting pronouncements by the FASB:

Leases (ASC 842). Effective January 1, 2019, the Corporation adopted ASC 842, *Leases*, using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings recorded at the beginning of the period of adoption. As a result of the adoption, the Corporation recorded an increase of $527 million, net of tax, to opening retained earnings on January 1, 2019 related to the recognition of a previously deferred gain on the sale-leaseback of a building which failed sale recognition under ASC 840 in 2007, but qualifies as a sale after reassessment under ASC 842. Additionally, the Corporation recognized ROU assets and liabilities of $39 million and $42 million, respectively. Net of tax-related effects, the Corporation's assets and liabilities decreased as of the date of initial application by $426 million and $953 million, respectively.

In addition to the increase to the operating lease liabilities and ROU assets and the derecognition of deferred failed sale leaseback gains through opening retained earnings, ASC 842 also resulted in the reclassification of prepaid and deferred rent to operating lease ROU assets. The operating lease ROU

assets amount also includes the balance of any prepaid lease payments, unamortized initial direct costs, and lease incentives.

The Corporation elected the package of practical expedients permitted under the transition guidance within the new standard. Accordingly, the Corporation adopted these practical expedients and did not reassess: (1) whether an expired or existing contract is a lease or contains an embedded lease; (2) lease classification of an expired or existing lease; (3) capitalization of initial direct costs for an expired or existing lease. In addition, the Corporation elected the hindsight practical expedient by considering the actual outcome or expectations of lease renewals, termination options and purchase options in determining the lease term for existing leases.

See note 2(i) and note 10 for additional information related to the Corporation's lease arrangements.

Codification Improvements. Effective January 1, 2019, the Corporation adopted ASU No. 2018-09, *Codification Improvements.* These amendments included changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications in current guidance. This ASU affected a variety of ASCs including, among others, ASC 470-50, *Debt Modifications and Extinguishments*, ASC 815-10, *Derivatives and Hedging – Overall*, ASC 820-10, *Fair Value Measurement – Overall*, and ASC 940-405, *Financial Services – Brokers and Dealers – Liabilities*. While some of the amendments in this Update were effective immediately upon issuance, most were effective for financial statements issued for annual periods beginning after December 15, 2018. The Corporation adopted this ASU with no material impact on the consolidated financial statements.

3) **Impact of DBAG's Transformation**

On July 7, 2019 DBAG announced a transformation intended to enable DBAG to become more profitable, improve stockholder returns, and drive long-term growth. To execute the Restructure, DBAG will refocus its operations through a significant downsizing of the investment bank including the exit of the Equities Sales and Trading business, while retaining a focused equity capital markets operation. In addition, DBAG plans to resize its Fixed Income operations in particular its Rates business and has accelerated the wind-down or disposal of non-strategic assets with the creation of a new Capital Release Unit (CRU). The CRU management team has begun to execute on deleveraging actions by exiting positions within the Cash Equities Trading business, transferring out certain portfolios of equity derivatives, and decommissioning related information technology systems. As of December 31, 2019, total assets within the Corporation's CRU were $7.1 billion.

Also in connection with the Restructure, DBAG entered into a Master Transaction Agreement (MTA) for the transfer of the Global Prime Finance and Electronic Equities platform to BNP Paribas. As provided in the MTA, BNP Paribas will provide continuity of service to the Corporation's Global Prime Finance and Electronic Equities clients, with the objective to transfer technology and staff by 2021. In November 2019, the MTA received the required approvals from regulatory authorities.

4) **Fair Value Measurements**

ASC 820, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions.

Basis of Fair Value Measurements

The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Corporation considers relevant and observable market prices in its valuation where possible.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Corporation manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Corporation holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pricing models that generally include at least one significant unobservable input involving management assumptions such as collateral type differences, cash flows, performance, and other inputs.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk adjusted

discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Corporation's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

The Corporation elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the particular portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. The portfolios are priced to related market interest rates according to the collateral type and duration of the contract. The fair value is calculated daily and is based on changes in certain market curves and spreads.

The following are the different types of the Corporation's financial instruments and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with a reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). Actively traded and quoted U.S. government agency obligations are categorized in Level 1 of the fair value hierarchy. US government agency obligations that are less actively traded, whereby the fair values are based upon model-derived prices and quoted market prices for identical or comparable securities, are generally categorized as Level 2 of the fair value hierarchy. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2.

Other mortgage-backed securities (MBS)

Private label MBS are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Corporation considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label MBS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (ABS)

ABS include, but are not limited to, securities backed by auto loans, student loans, and credit card receivables and are generally categorized within Level 2 of the fair value hierarchy. Valuations are

determined using the Corporation's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to collateral type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other debt securities

Other debt securities consist mainly of corporate bonds, including high yield bonds. Corporate bonds that are measured primarily based on pricing data from observed market transactions of comparable size adjusted for bond or credit default swap spreads are generally classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are generally valued based on quoted active market prices from the exchange and are categorized as Level 1. The Corporation defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. Equities that are less actively traded, whereby the fair values are based upon model-derived prices and quoted market prices for identical or comparable securities, are generally categorized as Level 2 of the fair value hierarchy.

Non-exchange traded equity securities (i.e., private equity) are measured primarily using prices observed through market comparables such as volatility and price and are categorized within Level 3 of the fair value hierarchy.

Money market funds

Money market funds are generally valued based on quoted market prices. Those prices obtained from active markets would be classified as Level 1. Remaining positions that are quoted in less active markets or are model based with observable market inputs are generally classified as Level 2. These instruments are reported as cash equivalents on the consolidated statement of financial condition.

State and municipal bond obligations

State and municipal bond values are based on independent prices obtained from third-party valuation services. State and municipal bond values are based on observable market prices of recently executed transactions for similar securities of comparable size, generally resulting in a Level 2 classification within the fair value hierarchy. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are actively traded or not. The Corporation generally values exchange traded derivatives using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange traded derivatives and their underlying instruments. In such cases, exchange traded derivatives are generally classified within Level 1 of the fair value hierarchy.

The Corporation defines an active market based on liquidity of the product. Level 1 is composed of listed options within equity contracts that are within a range of 80% to 120% of the strike price coupled with an expiration date of less than six months.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Corporation generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability. However, forward settling contracts such as To Be Announced securities may be categorized within Level 1 when the contracts are observable through significant daily trading volumes.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Corporation does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Corporation updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Corporation cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

a) *Recurring Fair Value Measurements*

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2019 (in millions).

Assets:	Level 1	Level 2	Level 3	Gross amount	Counterparty netting	Total
Cash equivalents	$ 7	-	-	7	-	7
Collateralized agreements and financings	-	47,612	-	47,612	(24,873)	22,739
Financial instruments owned:						
Cash instruments:						
US Treasury securities	10,423	3,216	-	13,639	-	13,639
US Government agency obligations	-	1,747	-	1,747	-	1,747
Other mortgage-backed securities	-	633	20	653	-	653
Asset-backed securities	-	797	63	860	-	860
Other debt securities	-	2,372	27	2,399	-	2,399
Equities	361	47	64	472	-	472
State and municipal bond obligations	-	209	1	210	-	210
Total cash instruments	10,784	9,021	175	19,980	-	19,980
Derivatives:						
Interest rate contracts	-	62	-	62		
Equity contracts	-	16	-	16		
Total derivatives	-	78	-	78	-	78
Total financial instruments owned	10,784	9,099	175	20,058	-	20,058
Total recurring fair value measurements	$ 10,791	56,711	175	67,677	(24,873)	42,804
Liabilities:						
Collateralized agreements and financings	$ -	50,208	209	50,417	(24,873)	25,544
Financial instruments sold, not yet purchased:						
Cash instruments:						
US Treasury securities	10,055	192	-	10,247	-	10,247
US Government agency obligations	-	29	-	29	-	29
Other mortgage-backed securities	-	-	3	3	-	3
Other debt securities	-	1,552	-	1,552	-	1,552
Equities	231	16	-	247	-	247
Total cash instruments	10,286	1,789	3	12,078	-	12,078
Derivatives:						
Interest rate contracts	-	1	-	1		
Total derivatives	-	1	-	1	-	1
Total financial instruments sold, not yet purchased	10,286	1,790	3	12,079	-	12,079
Total recurring fair value measurements	$ 10,286	51,998	212	62,496	(24,873)	37,623

b) *Level 3 Financial Assets/Financial Liabilities*

The following table presents the (1) valuation techniques and the nature of significant unobservable inputs generally used to determine the fair values of each type of Level 3 financial asset/financial liability (in millions) and (2) the ranges of significant unobservable inputs used to value the Corporation's Level 3 financial assets/financial liabilities. The range of values in the following table represents the highest and lowest inputs used to value the significant exposures within Level 3.

| | Level 3 at December 31, 2019 | | | Significant unobservable input(s) | | |
	Assets	Liabilities	Valuation technique(s)	(Level 3) [1] [2]	Range	
Collateralized agreements and financings $	-	209	Discounted cash flow	Repurchase agreement rate (bps)	153	228
Financial instruments owned and financial instruments sold, but not yet purchased:						
Cash instruments						
Other mortgage-backed securities	20	3	Discounted cash flow	Credit spread (bps)	125	147
Asset-backed securities	63	-	Discounted cash flow	Constant default rate (%)	3	3
			Discounted cash flow	Constant prepayment rate (%)	24	24
			Discounted cash flow	Credit spread (bps)	720	2460
			Discounted cash flow	Recovery rate (%)	60	60
Other debt securities	27	-	Discounted cash flow	Credit spread (bps)	166	166
			Price based	Price ($)	0	85
Equities	64	-	Price based	Price ($)	5	32
State and municipal bond obligations	1	-	Price based	Price ($)	73	73
Total cash instruments	175	3				
$	175	212				

[1] The unoservable price input for equity instruments is price per share, whereas the unobservable price inputs for debt instruments are price as a percentage of par and price relative to the movement from par.

[2] Basis points abbreviated as bps.

The Repurchase Agreement Rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value estimate for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash. The effect of CPR on the fair value as a general rule will affect the price of an asset depending on whether the asset is at a discount or premium. In the former a higher CPR will increase the fair value price, in the latter it will decrease the fair value price.

The Credit Spread is the primary reflection of creditworthiness of an entity, and represents the premium or yield return above the benchmark reference instrument (typically London Interbank Offered Rate

(LIBOR), or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require for the credit quality difference between that entity and the reference benchmark.

The Recovery Rate represents an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will lead to a higher valuation for a given bond position, if other parameters are held constant.

c) *Financial Instruments Not Measured at Fair Value*

A majority of the Corporation's assets and liabilities are carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at contractual amounts that approximate fair value include certain collateralized agreements and financings, and other receivables and payables. For long-term interest-bearing payables, the Corporation uses carrying value as the best estimate of fair value given that the interest rates on such debt instruments reset to market rates at regular and frequent intervals.

5) Derivative Activities

a) *Fair Value, Notional and Offsetting of Derivative Instruments*

The Corporation's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The following table sets forth the fair value and notional amount of the Corporation's derivative contracts by major product type as of December 31, 2019 (in millions):

| | Fair value | | Notional amount | | |
Contract type:	Assets	Liabilities	Exchange-traded	OTC	Total
Interest rate	$ 62	1	4,689	4,475	9,164
Equity	16	-	99	-	99
Other	-	-	-	6,186	6,186
Total gross derivatives	78	1	4,788	10,661	15,449
Net amounts presented in consolidated statement of financial condition	78	1			
Less: Cash collateral received/posted	(10)	-			
Net derivatives	$ 68	1			

While the notional amounts disclosed in the preceding table give an indication of the volume of the Corporation's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Corporation generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Corporation requires collateral, generally cash or securities in connection with its derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, if applicable, and have been reduced by the cash collateral received or paid.

The net derivative assets reflected in the preceding table are subject to credit risk which may arise from the failure of a counterparty to perform according to the terms of the contract.

6) Collateralized Agreements and Financings

The Corporation enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

a) Trading Assets Pledged

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

b) Collateral Received

As of December 31, 2019, the total fair value of collateral received where the Corporation was permitted to sell or re-pledge, excluding the impact of allowable netting, was $119.4 billion of which $91.0 billion has been sold or re pledged as collateral to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers, and the Corporation.

Collateral received under non-cash securities borrowed transactions includes collateral of $100 million that is not reflected on the consolidated statement of financial condition.

c) Offsetting

Reverse repurchase and repurchase agreements balances as well as securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting,* with the respective interest receivables and payables being reported gross.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). See note 5 for information related to netting of derivatives.

	Gross amounts	Amounts offset in the statement of financial condition [1]	Net amounts presented on the statement of financial condition	Collateral received or pledged [2]	Net exposure
Assets:					
Collateralized agreements and financings:					
Securities purchased under agreements to resell	$ 72,842	(39,897)	32,945	(32,945)	-
Securities borrowed	23,753	(2,357)	21,396	(20,795)	601
Total	$ 96,595	(42,254)	54,341	(53,740)	601
Liabilities:					
Collateralized agreements and financings:					
Securities sold under agreements to repurchase	$ 77,189	(39,897)	37,292	(40,032)	(2,740)
Securities loaned	8,619	(2,357)	6,262	(6,262)	-
Total	$ 85,808	(42,254)	43,554	(46,294)	(2,740)

[1] Amounts relate to master netting agreements and collateral agreements which have been determined by the Corporation to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC 210-20 that the Corporation did not net.

[2] Securities collateral received is reflected at fair value, but has been limited to the net exposure in the consolidated statement of financial condition so as not to include any over-collateralization. Similarly, securities collateral pledged is reflected at fair value, but has been increased to the net exposure in the consolidated statement of financial condition so as not to include any over-collateralization. These amounts do not reflect any cash collateral.

The following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining contractual maturities of such financings (in millions).

	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90	Total
Securities sold under agreements to repurchase:					
US Treasury securities	$ 60,375	6,277	4,156	716	71,524
US Government agency obligations	3,195	-	-	85	3,280
Other debt securities	729	43	996	-	1,768
Asset-backed securities	233	-	9	-	242
State and municipal securities	74	-	-	159	233
Other mortgage-backed securities	131	-	-	-	131
Other	11	-	-	-	11
Total [1]	64,748	6,320	5,161	960	77,189
Securities loaned:					
US Treasury and agency securities	6,196	-	-	-	6,196
Equities	1,629	-	-	-	1,629
Other debt securities	779	-	-	-	779
Other	15	-	-	-	15
Total	8,619	-	-	-	8,619
Total collateralized financings	$ 73,367	6,320	5,161	960	85,808

[1] The Corporation is permitted to sell or re-pledge $45.4 billion.

7) Variable Interest Entities

In connection with its underwriting and market making activities, the Corporation purchases and sells variable interests in VIEs that comprise primarily MBS and ABS issued by third party-sponsored VIEs. In addition, the Corporation may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Corporation in connection with the affiliate's securitization activities.

a) VIE Consolidation Analysis

The Corporation consolidates VIEs for which it is the primary beneficiary. The Corporation determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related-party relationships. The Corporation continuously reassesses its initial evaluation of an entity as a VIE to determine whether the VIE determination has changed. The Corporation reassesses its determination of whether the Corporation is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Corporation's assessment.

b) Consolidated VIEs

As of December 31, 2019, the Corporation did not consolidate any VIEs as the Corporation was not the primary beneficiary of any VIE.

c) Nonconsolidated VIEs

As of December 31, 2019, the Corporation held an equity interest in a VIE, DB Municipal Holdings LLC (DB Muni). The Corporation has not consolidated DB Muni as the Corporation was not the primary beneficiary. DB Muni, which is accounted for under the equity method, purchases tax-exempt

municipal bonds financed by affiliates in order to receive interest income. As of December 31, 2019, the carrying amount of the equity interest was $49 million and is included in other assets on the consolidated statement of financial condition. The Corporation's maximum exposure to loss is limited to the carrying value of its investment.

The Corporation's variable interests in VIEs include debt securities and other financial instruments issued by third party-sponsored VIEs of which the Corporation determined it is not the primary beneficiary. Therefore, the Corporation is not required to consolidate these VIEs. The Corporation's exposure to loss as a result of its involvement is generally limited to its interests in these VIEs. The following table sets forth the carrying amounts of variable interests held in nonconsolidated VIEs and the Corporation's maximum exposure to loss as of December 31, 2019 (in millions).

	Fair value of variable interests held	Maximum exposure of debt interests
Asset-backed securities	$ 860	860
Other mortgage-backed securities	653	653
Other debt securities	-	-
	$ 1,513	1,513

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, on the consolidated statement of financial condition. The Corporation's maximum exposure to loss does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Corporation has not provided any other support to the VIEs during the year that was not contractually required.

8) Receivable from and Payable to Customers and Brokers, Dealers, and Clearing Organizations

The following table summarizes amounts receivable from and payable to customers as of December 31, 2019 (in millions).

	Receivable	Payable
Securities failed to deliver/receive	$ 246	294
Margin balances	8	1,341
Other	1	-
	$ 255	1,635

The following table summarizes amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2019 (in millions).

		Receivable	Payable
Securities failed to deliver/receive	$	304	370
Receivable from/payable to clearing organizations[1]		896	116
Receivable from/payable to broker-dealers		297	-
Other[2]		22	94
	$	1,519	580

[1] Includes cash deposits to satisfy various collateral and margin requirements and unsettled transactions, presented on a net basis.

[2] Includes cash collateral paid or received from initial and variable margin related to uncleared OTC derivative transactions where the Corporation acts on a principal basis.

9)   Payables – Loans

The Corporation has access to funding wherein it may borrow cash directly from DBAG and indirectly through DB USA.

The following table summarizes the Corporation's short-term borrowings and long-term debt as of December 31, 2019 (in millions):

		Related party	Third party	Total	Weighted average interest rate
Payables - loans	$	1,714	-	1,714	1.73 %
Long-term debt		3,112	-	3,112	1.95
Total loans payable	$	4,826	-	4,826	1.87 %

10)   Other Assets and Other Liabilities

The significant components of the Corporation's other assets and other liabilities as of December 31, 2019, were as follows (in millions):

Other Assets:		
Accounts receivable and accrued interest and dividends	$	1,231
Deferred tax assets		379
Premises and equipment		57
Other investments		57
Other intangible assets		40
Other		74
	$	1,838
Other Liabilities:		
Accounts payable and accrued interest and dividends	$	1,649
Accrued compensation and benefits		614
Other accrued expenses		133
Lease liabilities		41
Current income tax liability		14
Other liabilities		138
	$	2,589

a) Premises and Equipment

The following table summarizes the composition of premises and equipment as of December 31, 2019 (in millions):

		Owned	**Leased**	**Total**
Buildings	$	-	46	46
Leasehold improvements		35	-	35
Furniture and equipment		55	-	55
Software		1	-	1
Other		1	-	1
Total	$	92	46	138
Less: accumulated depreciation		73	8	81
Carrying value	$	19	38	57

Leases - the Corporation leases real estate for use in its operations under operating leases. The Corporation's leases have remaining lease terms ranging from 1 year to 11 years, some of which include options to extend or to terminate the leases. For the majority of leases entered into during the current period, the Corporation has concluded it is not reasonably certain that it would exercise the options to extend the lease or terminate the lease. Therefore, as of the lease commencement date, the lease terms generally do not include these options. The Corporation includes options to extend the lease when it is reasonably certain that it will exercise those options.

The following table presents the components of lease cost and supplemental information as of December 31, 2019 (in millions).

Supplemental statement of financial condition information:		
Operating lease right-of-use assets[1]	$	38
Operating lease liabilites[2]		41
Weighted average remaining lease term - operating leases		6.2 years
Weighted average discount rate - operating leases		3.67%

[1] Included within other assets on the consolidated statement of financial condition.

[2] Included within other liabilities on the consolidated statement of financial condition.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2019 are presented in the following table (in millions).

Year ended:		
2020	$	10
2021		8
2022		8
2023		6
2024		6
2025 and thereafter		9
Total lease payments	$	47
Less: imputed interest		6
Present value of lease liabilities	$	41

(Continued)

11) Related Party Transactions

The Corporation participates in related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support services, and the borrowing and lending of funds. These transactions are primarily short-term in nature and are entered into in the ordinary course of business. Related party financing transactions are also discussed in notes 9 and 17.

a) Related Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2019 (in millions):

Assets:		
Cash and cash equivalents[1]	$	259
Cash segregated under federal and other regulations		401
Securities purchased under agreements to resell		25,808
Securities borrowed		3,758
Financial instruments owned, at fair value		115
Receivable from customers[2]		34
Receivable from noncustomers		8
Receivable from brokers, dealers, and clearing organizations[3]		489
Other assets		528
Total assets	$	31,400
Liabilities:		
Securities sold under agreements to repurchase	$	15,006
Securities loaned		3,830
Payable to customers[2]		478
Payable to noncustomers		3,535
Payable to brokers, dealers, and clearing organizations[3]		221
Payables – loans		4,826
Financial instruments sold, but not yet purchased, at fair value		44
Other liabilities[4]		1,180
Total liabilities	$	29,120

[1] Cash and cash equivalents relates to cash accounts and deposits held at affiliates.

[2] Receivable from and payable to customers relate to transactions between the Corporation and DBAG affiliates on behalf of affiliates' customers.

[3] Receivable from and payable to brokers, dealers, and clearing organizations relate to margin balances held at affiliate brokers for trades executed on foreign exchanges where the Corporation is not a member.

[4] Other liabilities include current income tax liability due to affiliates for $14 million.

12)   Risk Factors

a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices. The Corporation's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatilities and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual exercise price also affects the level of market risk. The Corporation manages market risk through a market risk management framework, policies, limits as well as management information systems and reporting. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systematically identify, assess, monitor and report the Corporation's market risk and to support its effective management and mitigation. In this capacity, MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Corporation to unacceptable losses outside of the Corporation's risk appetite.

b) Credit Risk

The Corporation acts as an FCM and a dealer of securities in the global capital markets and, consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures and options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by CCPs. Exchange-traded F&O require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange-traded F&O and cleared OTC exposures, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk unless they are subject to regulation or contractually-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

c) Non-financial Risk

The Corporation is exposed to non-financial risk arising from errors, whether inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. In addition, on a daily basis, the Corporation is highly dependent on its ability to process a large number of transactions in securities, repurchase agreements, and listed derivative products predominantly in US dollars. Management relies heavily on financial, accounting, and other data processing systems, some of which include manual processing components. If any of these processes or systems do not operate properly, are disabled, or are compromised, the Corporation could be subjected to financial loss, disruption to the Corporation's businesses or clients, regulatory action, or reputational damage.

The Corporation is also dependent on its employees to conduct the Corporation's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to, market and client related conduct, fraud and unauthorized trading, could result in a material impact to the Corporation in the form of financial losses, regulatory action, reputational damage, or client attrition impacting the Corporation's financial position. The Corporation is exposed to anti-money laundering (AML) related risks and implement controls to adhere to applicable laws and regulations. AML related breaches could also result in material impacts.

The Corporation operates in a legal and regulatory environment that exposes it to significant litigation risks. Failure to properly manage litigation or regulatory matters or properly interpret and apply applicable law, regulation, or rules may substantially and adversely affect the Corporation's planned results of operations, financial condition, and reputation.

The Corporation faces non-financial risk related to a substantial dependence on information technology (IT) and infrastructure and third-party vendors. Operational instability, malfunction or outage of the Corporation's IT systems or IT infrastructure could materially impact the Corporation's ability to perform core business functions and secure information assets, resulting in financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory and litigation exposure. The Corporation's operational systems are subject to risk of cyber-attacks and other internet crime, which could result in material losses of client or customer information, damage the Corporation's reputation and lead to regulatory penalties and financial losses. The Corporation's clearing operations exposes the Corporation, its customers and third parties to losses should such operations fail to function properly.

While contingency plans are in place, the Corporation's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which they are located. This may include a disruption due to terrorist activities, disease pandemics, as well as

disruptions involving electrical, communications, transportation or other services used by the Corporation or counterparts with whom the Corporation conducts business.

13) Commitments and Contingencies

a) Commitments

Underwriting commitments – in the normal course of business, the Corporation enters into securities underwriting transactions. There were no commitments relating to such underwritings open as of December 31, 2019.

Forward secured financings – the Corporation had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $17.2 billion and repurchase agreements of $25.8 billion as of December 31, 2019.

Membership commitments – as a member of the Fixed Income Clearing Corporation (FICC), the Corporation has a commitment to provide additional liquidity resources under the Capped Contingency Liquidity Facility (CCLF) by entering into resale agreements in the event of default of a significant netting member of the FICC. Membership commitments under the CCLF are determined bi-annually based on an allocation of potential cash settlement obligations arising from general trade volume on the exchange (Regular Amount) as well as additional liquidity needs incurred by a member in excess of the Regular Amount during a six-month look-back period. As of December 31, 2019, the maximum amount of the Corporation's commitment to FICC under the CCLF was $5.3 billion while the carrying amount of the Corporation's contingent obligations was zero.

Other commitments –guaranteed employee bonuses totaled $11 million as of December 31, 2019.

b) Legal Contingencies

The Corporation operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Corporation is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, *Loss Contingencies*, the Corporation will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Corporation cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Corporation continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Corporation.

For the Corporation's significant matters where an estimate can be made, the Corporation currently estimates that, as of December 31, 2019, the aggregate future loss, which is considered to be reasonably possible, was approximately $202 million.

This figure includes contingent liabilities on matters where the Corporation's potential liability is joint and several and where the Corporation expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the

information available to the Corporation, particularly at the preliminary stages of matters, and assumptions by the Corporation as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Corporation must exercise judgment and make estimates.

The matters for which the Corporation determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Corporation believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Corporation's potential maximum loss exposure for those matters.

The Corporation may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Corporation believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Corporation may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Corporation as of December 31, 2019 include, but are not limited to, the following (listed in alphabetical order):

Corporate Securities Matters

The Corporation regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as a defendant in litigation commenced by investors relating to those securities.

The Corporation, along with numerous other financial institutions, is a defendant in a consolidated putative class action lawsuit pending in the United States District Court for the District of New Jersey. The complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents attendant to Valeant Pharmaceuticals International, Inc.'s (Valeant) issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Corporation acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. On December 15, 2019, plaintiffs entered into a class settlement with all defendants (except for PricewaterhouseCoopers LLP), including the Corporation. The class settlement—which still must be approved by the court—would extinguish all claims against the settling defendants for a settlement amount of $1.2 billion (to be paid fully by Valeant, without contribution from the Corporation or any underwriters). The class settlement was preliminarily approved on January 23, 2020, with a final approval hearing currently scheduled for May 27, 2020. The Corporation and other financial institutions are also defendants in a class action lawsuit pending in the Superior Court of Quebec asserting statutory and civil claims against the Corporation for misrepresentations in primary market disclosures. The matter is currently in discovery. On January 2, 2018, several pension funds filed an additional suit in the District of New Jersey against Valeant and others, including the Corporation, asserting a negligent misrepresentation claim against the Corporation

and another financial institution in connection with the March 2015 Note Offering. On September 26, 2018, the court dismissed the sole claim against the Corporation, subject to plaintiff's appellate rights. On January 4, 2018, a hedge fund and related entities filed suit in the Southern District of New York against Valeant and others, including the Corporation. The complaint asserts claims under Sections 11 and 12 of the Securities Act of 1933 in connection with the March 2015 Stock Offering. The action was later transferred to the District of New Jersey, and on September 14, 2018, the court denied the underwriter group's partial motion to dismiss the complaint. The matter is currently in discovery. On November 20, 2019, all defendants, including the Corporation, filed a motion for judgment on the pleadings, which motion remains pending. Plaintiffs filed their opposition brief on January 21, 2020; defendants' reply brief is due on February 21, 2020. In connection with its role as an initial purchaser in the Note Offerings and an underwriter in the Stock Offering, the Corporation received a customary indemnification agreement from Valeant as issuer.

The Corporation, along with numerous other underwriters of various securities offerings by SunEdison, Inc. and its majority-owned affiliate TerraForm Global, Inc., is named in certain securities putative class and individual actions filed beginning in October 2015 in state and federal courts. The complaints all allege violations of the federal securities laws, and several of the individual actions also variously assert claims under state securities laws and for common law negligent misrepresentation with respect to various offerings by SunEdison or TerraForm. The actions were transferred for pre-trial proceedings to a multi-district litigation (MDL) pending in the Southern District of New York. In the putative class action based on TerraForm's initial public offering, the issuer and plaintiffs entered into an agreement to resolve the action as to all defendants without contribution from the underwriters. The parties submitted the settlement and received preliminary approval in December 2017, and a final approval hearing that was scheduled for April 2018 was adjourned because certain larger institutional class members opted out of the settlement, prompting TerraForm to exercise its termination right. On September 19, 2019, Terraform reached agreement with the class plaintiffs to modify the settlement, and the court preliminary approved the modifications to the settlement on October 25, 2019. A final settlement approval hearing is scheduled for February 25, 2020. The direct cases and causes of actions arising exclusively out of Terraform offerings were dismissed with prejudice in late December 2017 and early January 2018. On July 11, 2019, the parties in the class action based on SunEdison's August 18, 2015 offering of preferred stock entered into a settlement agreement. On October 25, 2019, the court approved the settlement on a final basis and entered final judgement in the action. On March 1, 2019, four of the individual cases based on SunEdison's preferred stock offering were dismissed with prejudice. On August 6, 2019, the plaintiffs in the remaining individual actions based on SunEdison's preferred stock offering filed amended complaints. Discovery in those actions is ongoing, and motions to dismiss the amended complaints were filed on December 18, 2019. The underwriters, including the Corporation, received customary indemnification from SunEdison and Terraform in connection with the offerings, but the availability of indemnification from SunEdison was adversely impacted when SunEdison filed for bankruptcy protection on April 21, 2016 in the U.S. Bankruptcy Court for the Southern District of New York.

The Corporation was also named as a defendant in a lawsuit filed in the Superior Court of the State of California, County of San Francisco arising out of its role as an arranger of a term B/second lien loan to SunEdison, Inc. The complaint asserts state common law claims based on allegations that the Corporation misrepresented or failed to disclose to the second lien lenders certain facts about SunEdison's financial condition, including that SunEdison did not have sufficient liquidity. The Corporation removed the case to the United States District Court for the Northern District of California, and sought transfer to a multi-district litigation (MDL) related to SunEdison pending in the Southern District of New York. On April 3, 2019, the case was transferred to the MDL over plaintiff's objection.

On April 18, 2019, the MDL Court referred the case to the Bankruptcy Court for consideration with SunEdison's chapter 11 bankruptcy proceedings. On April 24, 2019, plaintiff filed a motion to remand. The Bankruptcy Court remanded the case to California state court on June 3, 2019, and the case was returned to California state court. The Corporation has appealed the remand order. On July 15, 2019, the Corporation filed a demurrer and motion to stay the action pending the resolution of the Corporation's appeal of the remand order. On September 23, 2019, the California court granted the Corporation's motion to stay.

The Corporation, along with numerous other financial institutions, has been named as a defendant in a putative consolidated class action lawsuit pending in the United States District Court for the Northern District of Texas regarding the initial public offering of Santander Consumer USA Holdings Inc. The Consolidated Complaint asserts claims against the Corporation under Sections 11 and 12 of the Securities Act for alleged misstatements and omissions in the offering documents issued by Santander Consumer in connection with Santander Consumer's August 26, 2014 initial public offering. The Corporation acted as one of the underwriters on that initial public offering with other bank defendants. Jointly with the other bank defendants, the Corporation filed a motion to dismiss the Consolidated Complaint on December 18, 2015. On June 13, 2016, the court denied the issuer and underwriters' motions to dismiss. The plaintiffs' motion for class certification is currently pending before the court. In connection with its role as an underwriter of the initial public offering, the Corporation received a customary indemnification agreement from Santander Consumer as issuer.

Employment Litigation

The Corporation has been named as respondent in an arbitration proceeding brought by two former Managing Directors for breach of contract, unjust enrichment and violation of New York Labor Law for the failure to pay alleged formulaic bonuses based on an alleged oral promise. The Corporation answered the statement of claim on January 17, 2019. The hearing is scheduled to be held August 25 through September 3, 2020.

Interbank and Dealer Offered Rates

The Corporation is, along with various other financial institutions, a defendant in multiple actions alleging that it conspired to manipulate U.S. Dollar LIBOR that have been coordinated as part of a multidistrict litigation (the U.S. Dollar LIBOR MDL) in the Southern District of New York. On December 20, 2016, the district court in the U.S. Dollar LIBOR MDL issued a ruling dismissing certain antitrust claims while allowing others to proceed. The district court's ruling indicated that antitrust claims brought against the Corporation by plaintiff Salix Capital US Inc., on its own behalf and as assignee of the FrontPoint Funds, could proceed, and that claims brought against the Corporation by plaintiffs Principal Funds, Inc. and related companies remained dismissed. On February 2, 2017, the court entered an order holding that claims against affiliates of LIBOR panel banks should be dismissed, and directed that the parties meet and confer to identify the particular entities to be dismissed as a result of this holding. Certain plaintiffs have appealed the district court's December 20, 2016 ruling; briefing of the appeal is complete and oral argument was heard on May 24, 2019. On July 8, 2019, plaintiffs Principal Funds, Inc., Principal Financial Group, Inc., and related companies filed revised amended complaints.

Also coordinated as part of the U.S. Dollar LIBOR MDL is a putative class action brought by plaintiffs who allegedly traded exchange-listed Eurodollar futures and options (the exchange-based plaintiffs) and claim that defendants coordinated to make artificial USD LIBOR submissions. As is relevant to the Corporation, on April 15, 2016, the court denied the exchange-based plaintiffs leave to add the Corporation as a defendant, on the basis that their proposed claims were untimely. On July 13, 2017,

DBAG, the Corporation, and DB Group Services (UK) Limited entered into an agreement with plaintiffs to settle this action. The settlement agreement is subject to further review and approval by the court.

On January 12, 2018, a putative class action lawsuit was filed in the U.S. District Court for the Southern District of New York relating to the Canadian Dealer Offered Rate (CDOR), a Canadian dollar-denominated interest rate benchmark, against numerous financial institutions including the Corporation. Plaintiff filed an amended complaint on March 20, 2018, which alleged that the defendants, members of the panel of banks that provided CDOR submissions and their affiliates, suppressed their CDOR submissions in order to benefit their positions in CDOR-referencing financial instruments. On March 14, 2019, the court granted defendants' motions to dismiss the amended complaint, dismissing all claims against the Corporation. The plaintiff filed a notice of appeal; however, on July 25, 2019, the plaintiff and defendants filed a stipulation withdrawing the appeal with prejudice.

In January and March 2019, plaintiffs filed three putative class action complaints in the U.S. District Court for the Southern District of New York against numerous financial institutions, including DBAG and the Corporation. The complaints allege that the defendants, members of the panel of banks that provided U.S. Dollar LIBOR submissions, the organization that administers LIBOR, and their affiliates, conspired to suppress USD LIBOR submissions from February 1, 2014 through the present. These actions have been consolidated, and on July 1, 2019, the plaintiffs filed a consolidated amended complaint. The consolidated action is the subject of fully briefed motions to dismiss, and oral argument was heard on January 30, 2020.

DBAG has previously entered into settlements with U.S. and foreign government entities to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Corporation is not a named party to these settlements; however, the settlements may have an impact on the Corporation's ability to defend against the litigations.

Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to DBAG and its affiliates, including the Corporation, seeking documents and information concerning the trading and clearing of IR Swaps. DBAG is cooperating fully in response to the subpoena and requests for information.

DBAG and the Corporation are defendants, along with numerous other IR Swaps dealer banks, in a multi-district antitrust civil class action filed in the United States District Court for the Southern District of New York involving class and competitor claims. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange, Javelin and TrueEx have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. The plaintiffs filed second consolidated amended complaints on December 9, 2016 alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. On July 28, 2017, defendants' motions to dismiss the second consolidated amended complaints were granted in part and denied in part. Class plaintiffs filed the Third Consolidated Amended Class Action Complaint on May 30, 2018. On August 7, 2018, TrueEx filed an amended complaint, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the court granted in part and denied in part defendant's motion to dismiss the amended TrueEx complaint. Class plaintiffs filed the Fourth Consolidated Amended Class Action complaint on March 22, 2019. Fact discovery in all cases closed on April 10, 2019 and the parties are currently briefing class certification issues. The class plaintiffs filed a motion to certify a class on February 20, 2019, which is pending.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Regulatory and Governmental Matters. The Corporation, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank cooperated fully in response to those subpoenas and requests for information. On January 17, 2017, Deutsche Bank executed a settlement with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. Under the settlement, Deutsche Bank paid a civil monetary penalty of $3.1 billion and agreed to provide $4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General (Maryland AG) seeking information concerning Deutsche Bank's RMBS and CDO businesses from 2002-2009. On June 1, 2017, Deutsche Bank and the Maryland AG executed a settlement to resolve the matter for $15 million in cash and $80 million in consumer relief to be allocated from the overall $4.1 billion consumer relief obligation agreed to as part of Deutsche Bank's settlement with the DOJ.

Deutsche Bank has recorded provisions with respect to some of the outstanding regulatory investigations, a portion of which relate to the consumer relief being provided under the DOJ settlement.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described in the following paragraphs allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in a putative class action relating to its role as underwriter of six RMBS issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement agreement to resolve the matter for a total of $165 million, a portion of which was paid by Deutsche Bank. On August 30, 2017, the Federal Housing Finance Agency and The Federal Home Loan Mortgage Corporation (together, "FHFA") filed an objection to the settlement and shortly thereafter appealed the district court's denial of their request to stay settlement approval proceedings, which appeal was ultimately resolved against FHFA. The court overruled FHFA's objection and approved the settlement following a hearing on March 7, 2019. FHFA filed an appeal on June 28, 2019.

Deutsche Bank was or is a defendant in three actions related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than $213 million in damages against all defendants), (b) Guaranty Bank (alleging no less than $901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In the case concerning Colonial Bank, a

settlement was fully executed on July 2, 2019. Deutsche Bank was fully indemnified and did not make a monetary contribution to the settlement. In the case concerning Guaranty Bank, on on November 5, 2019, the parties executed a settlement agreement to resolve the claims against Deutsche Bank, and the court dismissed the action on November 21, 2019. In the case concerning Citizens National Bank and Strategic Capital Bank, on July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017. On October 18, 2019, defendants' motion to dismiss was denied.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (Royal Park) (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and on February 13, 2018, it's the plaintiff filed its appeal. On October 9, 2018, the dismissal was affirmed by the appellate court. Plaintiff filed a motion for leave to appeal to the New York Court of Appeals on November 8, 2018. Defendants filed an opposition on November 21, 2018, which completed the briefing. On January 15, 2019, the New York Court of Appeals denied the motion.

In the actions against Deutsche Bank solely as an underwriter of other issuers' RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Precious Metals Investigations and Litigations

Deutsche Bank received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank has cooperated with these investigations. On January 29, 2018, Deutsche Bank entered into a $30 million settlement with the U.S. Commodity Futures Trading Commission (CFTC) concerning spoofing, and manipulation and attempted manipulation in precious metals futures and of stop loss orders.

Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes. Deutsche Bank reached agreements to settle the Gold action for $60 million and the Silver action for $38 million, which remain subject to final court approval.

Deutsche Bank was a defendant in Canadian class action proceedings in the provinces of Ontario and Quebec concerning gold and silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action. Deutsche Bank has reached agreements to settle these actions which were approved by the Ontario court on May 29, 2019 and the Quebec court on June 17, 2019, and the actions have been dismissed as against Deutsche Bank. The amounts are not material to the Bank.

Recordkeeping Investigation

The Corporation has received inquiries from a regulatory authority, including requests for information and documents, with respect to the Corporation's archiving of records and the Corporation's compliance with and policies and procedures related to the recordkeeping requirements for broker-dealers. The Corporation is cooperating with this investigation.

(Continued)

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

DBAG has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

DBAG is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of antitrust law. On May 8, 2016, direct market participants filed class actions relating to SSA bond trading; DBAG has reached an agreement to settle the actions by direct market participants in SSA bonds for the amount of $48.5 million, which is pending court approval. In February 2019, alleged indirect market participants filed a class action relating to SSA bond trading, which is in its early stages. In March 2018, alleged market participants filed a class action relating to Mexican government bond trading. In October 2019, the court granted defendants' motion to dismiss plaintiffs' consolidated amended complaint without prejudice. In December 2019, Plaintiffs filed a Second Amended Complaint, which remains pending. In February 2019, alleged market participants filed class actions relating to US Agency bond trading, which were consolidated under a single case heading in April 2019. On September 3, 2019, the court denied a motion to dismiss the complaint. The Bank has reached an agreement to settle the class action for the amount of US $15 million, which amount was already fully reflected in existing litigation reserves and no additional provision was taken for this settlement amount.   The court granted preliminary approval over the settlement on October 29, 2019, supported by an opinion dated November 8, 2019, and the court has scheduled a final Fairness Hearing for February 28, 2020. As of December 16, 2019, all other defendants also reached settlements with the class action plaintiffs, which if approved by the court will result in a total of US$ 386.5 million paid to the settlement class. A separate action was filed in the US District Court for the Middle District of Louisiana on September 23, 2019, which was dismissed with prejudice as to DB by stipulation on October 30, 2019.

DBAG is also a defendant in actions filed in Canada on November 7, 2017 and December 5, 2017, which relate to SSA bond trading and which are in early stages.

Tax-Related Litigation

DBAG, along with certain affiliates, including DBTCA and the Corporation, and current and/or former employees (collectively referred to in this section as Deutsche Bank), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions that DBAG participated in between 1999 and 2002 and that are generally the subject of a non-prosecution agreement DBAG entered into with the U.S. Department of Justice in 2010. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the U.S. Internal Revenue Service (IRS) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts, and claims against Deutsche Bank are alleged under both U.S. state and federal law. All but one of these legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. The remaining proceeding, pending in state court in Illinois, is currently in the pre-trial discovery stage. Deutsche Bank has received and resolved a number of unfiled claims as well.

Trust Preferred Securities

DBAG and certain of its affiliates and former officers, including the Corporation, are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of

New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by DBAG and its affiliates between October 2006 and May 2008. The court has dismissed all claims related to four of the six offerings, and narrowed claims as to the November 2007 and February 2008 Offerings. The district court limited claims relating to the two offerings remaining in the case to alleged failures (i) to disclose "any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations" and (ii) to disclose "the most significant factors that make the offering speculative or risky" pursuant to Items 303 and 503 of Regulation S-K. Defendants served Answers denying all wrongdoing. On October 2, 2018, the district court certified a plaintiff class as to both offerings. All discovery was completed and defendants moved for summary judgement. On September 24, 2019, plaintiffs informed the court that the parties had reached a settlement agreement in principle to resolve the litigation, subject to court approval and final documentation. On November 15, 2019, the settlement agreement was executed and plaintiffs moved for preliminary approval of the settlement.

US Treasury Securities Investigations and Litigations

DBAG has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. DBAG is cooperating with these investigations.

The Corporation was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 15, 2017, plaintiffs filed a consolidated amended complaint, which did not name the Corporation as a defendant. On December 11, 2017, the court dismissed the Corporation from the class action without prejudice.

14) **Obligations Under Guarantees**

The Corporation has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The following table summarizes the Corporation's financial guarantees issued as of December 31, 2019 (in millions):

	Maximum potential payout/notional years to maturity				Carrying amount of asset/(liability)	Collateral/ recourse
Type of guarantee	Less than 1 year	1 to 5 years	Greater than 5 years	Total		
Financial guarantees	257	-	-	257	-	-

a) *Other Financial Guarantees*

The Corporation also provides guarantees to securities and derivatives clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as

collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its prime brokerage business, the Corporation provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Corporation stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Corporation must fulfill the customer's obligation with the counterparty. The potential for loss under these arrangements is remote as the Corporation is secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Corporation on behalf of the customer. Further, the Corporation will exit this business as part of its strategic transformation. Therefore, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

The Corporation utilizes Pershing LLC (Pershing), an unaffiliated broker dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Corporation's retail brokerage customers, within its Private Client businesses, on a fully disclosed basis. The Corporation is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Corporation were to fail to fulfill its obligation to Pershing. The Corporation is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

15) **Employee Benefit and Compensation Plans**

a) *Defined Benefit Pension Plan*

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Corporation participates in the DBAH Cash Account Pension Plan (CAPP), Postretirement Medical Plan (PRM) and Non-Qualified Pension Plan (NQPP).

CAPP is a qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. The policy for DBAH satisfies the minimum funding requirements under the Employee Retirement Security Act of 1974.

The PRM consists of qualified retiree medical plan for participants not eligible for Medicare and a health reimbursement arrangement for Medicare eligible participants. Generally, employees become eligible at age 55 with at least 10 years of employment service (age 50, for DB Severance Plan recipients).

The NQPP consists of legacy non-qualified pension arrangements for multiple plans from prior acquisitions and other employment agreements for senior executives.

b) *Defined Contribution Plan – Matched Savings Plan*

The Corporation participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan that covers substantially all U.S. employees. Employees who have completed six months of service are entitled to matching contributions.

c) *Share-Based Compensation*

The Corporation participates in the Deutsche Bank Equity Plan and the Deutsche Bank Share Plan, where DBAG grants employees of the Corporation deferred share awards. Awards under the Equity Plan are deferred over a four to five year period and awards under the Share Plan are vested and beneficially owned at the time of grant and released over four to five years.

For the Equity Plan, compensation expense is measured at grant date based on the fair value of the share awards and is amortized on a straight-line basis over the period in which employees have rendered the requisite services and satisfied any other vesting conditions.

To the extent that the settlement price is less or greater than the price at grant date the Corporation is allocated a gain or loss based on the difference. For the year ended December 31, 2019, the Corporation was allocated a gain of approximately $64 million related to its portion of the overall net gain realized by DBAG that was attributable to share-based awards granted to the Corporation's employees. These amounts have been reflected as an adjustment to the Corporation's additional paid-in capital.

d) *Cash Retention Plan*

The Corporation participates in two cash based plans of DBAG, the DB Restricted Incentive Plan (RIP) and the DB Restricted Cash Plan (RCP). Awards under the RIP are granted as deferred cash compensation, generally vesting over a four year period. The RIP awards are expensed ratably over the vesting period, net of estimated forfeitures. In line with regulatory requirements, this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

Under the RCP, awards are vested and beneficially owned at the time of grant and are generally released over a four year period. The RCP awards are expensed at the time of grant.

(Continued)

16) **Income Taxes**

a) *Deferred Tax Assets and Liabilities*

As of December 31, 2019, significant components of the Corporation's DTAs and DTLs were as follows (in millions):

Deferred tax assets:		
Accrued, but unpaid foreign related party expense	$	208
Deferred compensation		138
State and local tax net operating losses		19
Investment in securities		18
Depreciation		18
Lease liabilities		10
Litigation and other reserves		5
Other		1
Gross deferred tax assets		417
Valuation allowance		(19)
Deferred tax assets, net of valuation allowance		398
Deferred tax liabilities:		
ROU assets		(10)
Pension and post-retirement benefits		(9)
Gross deferred tax liabilities		(19)
Net deferred tax assets	$	379

The Corporation participates in a TSA whereby it is reimbursed by an affiliate of DBNY for DTAs associated with tax credits and NOLs. During 2019, the Corporation amended its TSA to exclude reimbursements related to temporary differences, the impact of which is described in note 2(b). As of December 31, 2019 the cumulative reimbursement for DTAs associated with tax credits and NOLs was less than $1 million.

The state and local tax NOLs generated by the Corporation primarily related to NYS, California, and Pennsylvania. The following table summarizes the DTAs, related valuation allowances, and NOL carryforwards as of December 31, 2019 (in millions).

State and local tax NOLs:	Gross deferred tax asset	Valuation allowance	Net deferred tax assets	NOL carryforwards	Begin to expire
New York	$ 8	(8)	-	115	2034
California	6	(6)	-	66	2028
Pennsylvania	3	(3)	-	38	2028

The Corporation has also generated $500 million in federal NOLs that will begin to expire in 2033. In accordance with the TSA, the Corporation was reimbursed for the tax benefit of $105 million associated with federal NOLs of $500 million and $17 million tax benefit (net of federal impact) associated with NYS and NYC NOLs of $239 million. Consistent with the terms of the TSA, adjustments which result in a reduction of the tax benefit for previously reimbursed DTAs are treated as a deemed contribution to capital, increasing additional paid-in capital on the consolidated statement of financial condition. Accordingly, the Corporation increased additional paid-in capital related to the excess of cash settlement over the current carrying amount of DTAs by $122 million. The Corporation utilizes a modified separate company method for its separate Corporation income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. As of December 31, 2019, the Corporation believes it is more likely than not that the results of future operations, taking into account the impact of DBAG's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

b) *Unrecognized Tax Benefits*

The Corporation accounts for uncertainty in income taxes in accordance with ASC 740, *Income Taxes*. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance as of December 31, 2018	$	2
Reductions for tax positions of prior years		(2)
Balance as of December 31, 2019	$	-

There were no income tax-related interest and penalties recognized on the consolidated statement of financial condition as of December 31, 2019.

c) *Tax Examinations*

As of December 31, 2019, the consolidated group of which the Corporation is a member, is under examination by the IRS, NYS, and NYC for years after 2014.

17) **Subordinated Liabilities**

The Corporation had a subordinated loan agreement with the Parent under which it borrowed $6.7 billion. This subordinated loan agreement, which had a maturity date of September 25, 2020, was repaid in full during the fourth quarter of 2019 and reduced the Corporation's net capital required under the SEC Uniform Net Capital Rule.

18) **Regulatory Requirements**

a) *SEC Uniform Net Capital Rule*

The Corporation is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the SEC's Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $1.5 million, or 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2019, the Corporation had net capital of $7.5 billion, which was 3,864.1% of aggregate debit balances, and $7.3 billion in excess of required minimum net capital.

b) *SEC Customer Protection Rule*

The Corporation is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2019, the Corporation had $1.2 billion of qualified securities segregated in a special reserve account for the exclusive benefit of customers. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

As a clearing and carrying broker dealer and in accordance with SEC Rule 15c3-3, the Corporation computes a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2019, the Corporation had $38 million of U.S. Government securities segregated in a special reserve bank account for such requirement. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

c) Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives

As required under 4d(2) of the CEA and Commission regulation 30.7, the Corporation as an FCM must maintain in segregation amounts due to its customers. Assets segregated under these regulations as of December 31, 2019 totaled $2.7 billion and $627 million, respectively, which exceeded the requirements by $78 million and $51 million, respectively. The assets included $499 million of cash, $399 million of financial instruments owned, and $619 million of receivables – brokers, dealers, and clearing organizations. The assets also included $1.8 billion of customer owned assets which are not reflected on the consolidated statement of financial condition.

19)   Subsequent Events

The Corporation has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure on the consolidated financial statements through March 2, 2020 which is the date the consolidated financial statements were available to be issued. With the exception of the matters disclosed in note 13(b), no such events or transactions required recognition or disclosure on the consolidated financial statements for the year ended December 31, 2019.